

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2025

Wahid Nawabi
Chief Executive Officer
AeroVironment Inc
241 18th Street South, Suite 650
Arlington, Virginia 22202

> **Re: AeroVironment Inc**
> **Registration Statement on Form S-4**
> **Filed on January 31, 2025**
> **File No. 333-284651**

Dear Wahid Nawabi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Drew Capurro